MINUTES OF DIRECTORS MEETING
                                       OF
                            FAR WEST RESOURCES, INC.

A meeting of the Board of Directors of Far West Resources, Inc. was held on the 30th day of May, 1997 at 10:30 a.m. at the offices located at Suite 1400, 400 Burrard Street, Vancouver, B.C., V6C 3G2.

There were present and participating at the meeting, either in person or telephonically, Mr. Harmel S. Rayat, Mr. Kundan S. Rayat and Ms. Jasbinder Chohan, being all of the Directors of the Company. Mr. Harmel S. Rayat, the President, chaired the meeting and Ms. Chohan, the Secretary, read the minutes of the last regular meeting and they were approved.

The first item of discussion brought before the board was a discussion concerning the necessity of raising additional capital in order to fund the Company's future endeavors and for potential acquisitions. After a thorough discussion it was agreed that a 504 Registration be executed authorizing 2,000,000 shares at $0.15 per share. Upon motion duly made, seconded and unanimously carried with all in favor, it was;

     Resolved,   that  the  Company  execute  a  504  Registration  be  executed authorizing 2,000,000 shares at $0.15 per share.

     Further Resolved, that the Company issue 500,000 each in the names of Greystone Management Ltd., Matrix Capital Corp., Shetland Holdings Corp. and Blackrock Capital Corp.

There being no further business and upon motion duly made and seconded, the meeting was adjourned.


/s/ Harmel S. Rayat                                 /s/ Kundan S. Rayat
-------------------                                 -------------------
Mr. Harmel S. Rayat, President, Director            Mr. Kundan S. Rayat,Director



/s/ Jasbinder Chohan
--------------------
Ms. Jasbinder Chohan, Secretary/Treasurer, Director


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